Room 4561
								June 24, 2005

Mr. Joseph P. O`Connell
Vice President, Treasurer and Chief Financial Officer
Astro-Med, Inc.
600 East Greenwich Avenue
West Warwick, RI 02893

Re:	Astro-Med, Inc.
	Item 4.01 Form 8-K
      Filed June 15, 2005
	File No.  000-13200

Dear Mr. O`Connell:

      We have reviewed your filing and have the following comments.
We may ask you to provide us with more information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed June 15, 2005

1. Revise to state whether during the two most recent fiscal years and the subsequent interim period through the date of dismissal (i.e.
June 9, 2005) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. See
Item 304(a)(1)(iv) of Regulation S-K.

2. We note your disclosure in paragraph four. Please note this disclosure is not required until you have engaged a new independent accountant. If you choose to retain this disclosure, please revise the subsequent interim period to be the period through the date of the dismissal, June 9, 2005.
3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

       As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Robert Benton, Review Accountant at (202) 551-3804 or me at
(202) 551-3226 if you have questions regarding these comments.

							Sincerely,


      Craig Wilson
							Senior Assistant Chief
Accountant
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Joseph P. O'Connell
Astro-Med, Inc.
June 24, 2005
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